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                                                                    Exhibit 10.6

[PRICEWATERHOUSECOOPERS LETTERHEAD]


                        CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this registration statement of Indigo N.V. and subsidiaries on Form S-8 (File No. 333-10408) and on Form F-3 (Registration Nos. 333-8540, 333-6724 and 333-5124) of our report dated February 20, 2001, on our audits of the consolidated financial statements and financial statement schedule of Indigo N.V. and subsidiaries as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, which report is included in the Annual Report on Form 20-F/A.


Tel-Aviv, Israel                             /s/ Kesselman & Kesselman
February 13, 2002                            Kesselman & Kesselman
                                             Certified Public Accountants (Isr.)


Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited, a company limited by guarantee registered in England and Wales.